November 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Alta Global Group Limited
Request for Withdrawal of Registration Statement on Form F-1
Registration No. 333-281938

Ladies and Gentlemen:

Pursuant to Rule 477 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Alta Global Group Limited (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-1 (File No. File No. 333-281938), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on September 5, 2024.

The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Registration Statement has not been declared effective, and no securities have been sold or will be sold pursuant to the Registration Statement. Accordingly, pursuant to paragraph (b) of Rule 477 of the Securities Act, the Company understands that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission unless, within 15 days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company further requests that, pursuant to Rule 457(p) under the Securities Act, registration fees previously paid to the Commission in connection with the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Jeffrey Fessler of Sheppard Mullin Richter & Hampton LLP at (212) 634-3067. Thank you for your assistance in this matter.

Very truly yours,

Alta Global Group Limited

By:	/s/ Nick Langton
Name:	Nick Langton
Title:	Chief Executive Officer

cc:	Jeffrey Fessler, Sheppard Mullin Richter & Hampton LLP
Seth Lemings, Sheppard Mullin Richter & Hampton LLP